Klondex Mines Ltd.

Condensed Consolidated Interim Financial Statements

(Unaudited and expressed in Canadian dollars)

For the three and six months ended June 30, 2014 and 2013

Klondex Mines Ltd.
Condensed Consolidated Interim Financial Statements
For the three and six month ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Income (Loss)	4

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	5

Condensed Consolidated Interim Statements of Cash Flows	6

Condensed Consolidated Interim Statements of Changes in Equity	7

Notes to the Condensed Consolidated Interim Financial Statements	8

2

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited and expressed in Canadian dollars)

	June 30,	December 31,
	2014	2013
Assets
Current assets
Cash	$15,105,889	$13,509,155
Receivables (note 5)	10,639,175	49,260
Inventories (note 6)	15,142,226	-
Prepaid expenses and other	1,254,498	273,088
	42,141,788	13,831,503
Mineral properties, plant and equipment (note 7)	172,294,137	2,153,523
Exploration and evaluation assets (note 7)	-	93,420,809
Reclamation bonds (note 8)	23,264,267	445,809
Total assets	$237,700,192	$109,851,644
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	$11,646,750	$5,795,512
Income taxes payable	905,000	-
Due to related parties (note 10)	238,323	662,426
Obligations under gold purchase agreement, current (note 11)	7,230,601	-
Loans payable, current (note 12)	906,355	7,000,000
	20,927,029	13,457,938
Obligations under gold purchase agreement (note 11)	28,666,973	-
Loans payable (note 12)	20,829,982	-
Derivative liability related to gold supply agreement (note 13)	7,180,678	8,763,304
Decommissioning provision (note 14)	18,091,458	1,193,628
Deferred tax liability	1,839,347
Total liabilities	97,535,467	23,414,870
Shareholders' Equity
Share capital (note 15)	157,111,032	111,596,460
Contributed surplus (note 15)	23,411,660	14,545,252
Deficit	(41,921,456)	(43,950,683)
Accumulated other comprehensive income	1,563,489	4,245,745
Total shareholders' equity	140,164,725	86,436,774
Total liabilities and shareholders' equity	$237,700,192	$109,851,644

See Contingencies (note 22) and Subsequent Events (note 23)

Approved on behalf of the Board of Directors:

Paul Huet (sgd.), Director	James Haggarty (sgd.), Director

The accompanying notes are an integral part of the condensed consolidated financial statements
3

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Income (Loss)
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenues	$36,444,386	$-	$39,070,959	$-
				-
Cost of sales				-
Production costs	18,722,571	-	20,397,642	-
Depreciation and depletion	6,648,860	-	6,925,774	-
Gross profit	11,072,955	-	11,747,543	-

General and administrative expenses	2,174,473	790,637	4,403,430	1,775,099
Income (loss) from operations	8,898,482	(790,637)	7,344,113	(1,775,099)

Business acquisition costs	(383,367)	-	(2,257,018)	-
Gain on change in fair value of derivative (note 13)	1,033,299	-	1,591,792	-
Finance charges (note 16)	(2,725,880)	-	(4,235,976)	-
Foreign currency gain (note 17)	1,012,316	-	1,012,316	-
Income (loss) before tax	7,834,850	(790,637)	3,455,227	(1,775,099)

Income tax expense	(3,394,000)	-	(1,426,000)	-

Net income (loss)	$4,440,850	$(790,637)	$2,029,227	$(1,775,099)

Net income (loss) per share
Basic	$0.04	$(0.01)	$0.02	$(0.03)
Diluted (1)	$0.04	$(0.01)	$0.02	$(0.03)

Weighted average number of shares outstanding (note 18)
Basic	111,390,375	64,425,272	109,338,086	64,418,153
Diluted	113,912,003	64,425,272	111,818,752	64,418,153

(1) As net losses were recorded for the three and six months ended June 30, 2013, the dilutive potential shares are anti-dilutive for the net income (loss) per share calculation for these periods and therefore the weighted average basic and diluted number of shares are the same.

The accompanying notes are an integral part of the condensed consolidated financial statements
4

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Net income (loss)	$4,440,850	$(790,637)	$2,029,227	$(1,775,099)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	(6,195,265)	2,775,948	(2,682,256)	4,304,535
Unrealized loss on marketable securities	-	(52)	-	(5,469)
Impairment of marketable securities	-	-	-	19,631
	(6,195,265)	2,775,896	(2,682,256)	4,318,697
Comprehensive income (loss)	$(1,754,415)	$1,985,259	$(653,029)	$2,543,598

The accompanying notes are an integral part of the condensed consolidated financial statements
5

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Cash provided by (used in)
Operating activities
Income (loss) for the period	$4,440,850	$(790,637)	$2,029,227	$(1,775,099)
Items not involving cash
Depreciation, depletion and amortization	6,714,167	14,988	7,007,412	29,275
Change in fair value of derivative	(1,033,299)	-	(1,591,792)	-
Finance charges	2,660,082	-	4,235,976	-
Unrealized foreign exchange losses (gains)	(1,311,496)	(6,655)	(1,311,496)	(31,661)
Write-off of marketable securities	-	-	-	19,631
Deferred tax expense	2,489,000	-	521,000	-
Share-based compensation	402,538	188,142	806,428	530,097
	14,361,842	(594,162)	11,696,755	(1,227,757)
Change in non-cash working capital
Receivables	(313,890)	22,050	(192,100)	4,067
Inventories	(1,755,164)	(102,422)	(9,240,837)	-
Prepaid expenses	(541,087)	(71,047)	(1,009,195)	(60,221)
Accounts payable and accrued liabilities	1,554,206	34,243	9,921,493	(376,697)
Income taxes payable	905,000	-	905,000	-
Due to (from) related parties	17,064	-	(444,861)	67,732
Net cash provided by (used in) operating activities	14,227,971	(711,338)	11,636,255	(1,592,876)

Cash provided by (used in) investing activities
Cash paid for acquisition of Midas	-	-	(63,670,058)	-
Expenditures on mineral properties, plant and equipment	(6,626,521)	(6,008,863)	(10,874,678)	(11,324,072)
Cash payments for reclamation bonds	(254,358)	(150,726)	(31,244,251)	(150,726)
Interest received	2,695	-	48,336	-
Net cash used in investing activities	(6,878,184)	(6,159,589)	(105,740,651)	(11,474,798)

Cash provided by (used in) financing activities
Issuance of share capital, net	2,210,010	-	45,320,961	15,724
Proceeds under gold purchase agreement, net	-	-	35,981,635	-
Proceeds from gold royalty advance	-	-	1,366,549	-
Proceeds from debt	-	-	23,109,197	6,808,125
Repayment of debt	-	-	(7,000,000)	(10,780,000)
Interest paid	(2,023,658)	-	(3,270,279)	(56,180)
Net cash provided by (used in) financing activities	186,352	-	95,508,063	(4,012,331)

Effect of foreign exchange on cash balances	(68,961)	44,741	193,067	105,599

Net increase (decrease) in cash	7,467,178	(6,826,186)	1,596,734	(16,974,406)

Cash, beginning of period	7,638,711	7,900,975	13,509,155	18,049,195

Cash, end of period	$15,105,889	$1,074,789	$15,105,889	$1,074,789

See supplemental cash flow information (note 19)

The accompanying notes are an integral part of the condensed consolidated financial statements
6

Klondex Mines Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and expressed in Canadian dollars)

	Six months ended June 30,
	2014	2013
Issued share capital
Balance at beginning of period	$111,596,460	$92,085,867
Common shares issued, net of issuance costs	40,492,721	-
Shares issued for executive compensation	66,721	61,464
Stock options exercised	801,803	27,400
Compensation options exercised	1,773,316	-
Warrants exercised	2,380,011	-
Balance at end of period	157,111,032	92,174,731

Contributed surplus
Balance at beginning of period	14,545,252	13,256,644
Subscription receipts	507,214	-
Senior debt	1,753,591	94,892
Midas acquisition	6,500,000	-
Stock options exercised	(253,970)	(7,400)
Compensation options exercised	(337,785)	-
Warrants exercised	(94,500)	-
Share based payment	791,858	464,357
Balance at end of period	23,411,660	13,808,493

Deficit
Balance at beginning of period	(43,950,683)	(29,829,892)
Income (loss) for the period	2,029,227	(1,775,099)
Balance at end of period	(41,921,456)	(31,604,991)

Accumulated other comprehensive income (loss)
Balance at beginning of period	4,245,745	(1,242,059)
Reallocation of AOCI on marketable securities	-	19,631
Unrealized loss on marketable securities	-	(5,469)
Exchange rate differences on translation from functional to
presentation currency	(2,682,256)	4,304,535
Balance at end of period	1,563,489	3,076,638
Total shareholders' equity	$140,164,725	$77,454,871

The accompanying notes are an integral part of the condensed consolidated financial statements
7

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

1.	Nature of Operations

Klondex Mines Ltd. (the “Company“) is in the business of acquiring, owning, exploiting, developing and evaluating mineral properties, and developing these properties further or disposing of them when the evaluation is completed. The Company has interests in the Fire Creek project and the Midas mine and ore milling facility, both of which are producing mines, as well as other properties located in the State of Nevada, USA.

The Company was incorporated on August 25, 1971 under the laws at British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “KDX”.

The Company's registered office is located at Suite 304, 595 Howe St, Vancouver, BC V6C 2T5.

2.	Significant Accounting Policies

Basis of presentation

The Company's condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting', and therefore do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013, which were prepared in accordance with IFRS.

The consolidated interim financial statements are expressed in Canadian dollars and include the accounts of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries, which are wholly owned, are 0985472 B.C. Ltd, and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold and Silver Mining Company, Klondex Midas Holding Limited and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

The Company has determined that the functional currency of its US subsidiaries is the US dollar.

The Board of Directors approved these condensed consolidated interim financial statements on August 11, 2014.

New Accounting Policies

The accounting policies used in the condensed consolidated interim financial statements are consistent with those of the previous year, except as describe below.

The Company adopted new accounting policies as described below because of the reclassification on the Fire Creek project to the production stage from the evaluation and exploration stage and the acquisition of Midas mine and ore milling facility.

8

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Business combinations: The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets and liabilities transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Where the initial accounting for the business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the fair value of assets acquired and liabilities assumed. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized at that date. The measurement period will not exceed one year from the acquisition date.

Revenue recognition: Revenue related to sales of gold and silver is recognized when the significant risks and rewards of ownership have been transferred. This is considered to have occurred when title passes to the buyer pursuant to the related purchase agreement. Revenue is recognized to the extent that it is probable that the Company will receive economic benefits and is measured at the fair value of the consideration received or receivable less any applicable discounts.

Mining taxes and royalties: Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue (net of any allowable deductions).

Inventories: Inventories, which include supplies, in-process and finished goods are valued at the lower of average cost or net realizable value.

•	Supplies inventory: Supplies inventory consists of supplies used in mining and milling operations and spare parts. Costs include acquisition, freight and tax.

•

In-process inventory: In-process inventory consists of ore in stockpiles and ore in circuit in the mill. Costs include all direct costs incurred in production and milling including labor, materials, overhead, depreciation and depletion.

•

Finished goods inventory: Finished goods inventory consists of doré gold or silver bars at the mill or at the third-party refiner and refined metal but still under ownership of the Company. Costs include all costs of in-process inventory plus any additional refining costs incurred.

Significant estimates and judgments

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates.

Significant areas where judgment is applied apart from those involving estimates are:

9

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Acquisition accounting: The acquisition of a company or asset may result in the reporting of a business combination or asset acquisition as defined under IFRS. Judgment is required to determine the appropriate accounting treatment for acquisition by the Company.

Reclassification of evaluation and exploration assets: The Company reclassifies assets from exploration and evaluation to production assets once recovery of the resource is deemed economically viable and technically feasible. At this point, the asset is tested for impairment then reclassified to mineral properties, plant and equipment.

Obligations under gold purchase agreement: Management determined the obligation to deliver gold within the gold purchase agreement is subject to the ‘own use' scope exception under IAS 39 which represents a significant judgment. The judgment is based on the fact that the Company has the ability, and management has the intention, to deliver gold to meet this requirement.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Fair value of assets and liabilities acquired in an acquisition: In the determination of the fair value of assets and liabilities acquired through an acquisition accounted for as a business combination, management makes certain judgments and estimates regarding mineral reserves or resources, commodity prices, economic lives, reclamation costs and discount rates, among others. Due to the complex nature of the valuation process, information may become available following the initial determinations that could change the provisional measurement of assets and liabilities acquired.

Work-in-process and production costs: The Company makes estimates of the amount of recoverable ounces in work-in-process inventory which is used in the determination of the cost of goods sold during the period. Changes in these estimates could result in a change in carrying value of inventories and mine operating costs in future periods. The Company monitors the recovery of gold ounces from the mill and could use this information to refine its original estimate.

Depletion: The Company uses estimated recoverable resources as the basis for determining the amortization of certain mineral property, plant and equipment as proven and probable reserves have not been defined. This results in an amortization charge in the respective period proportionate to the depletion of the related resource. Determining the amount of recoverable resources is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the ore, among others.

3.	Recent Accounting Pronouncements

The following standards are effective for annual periods beginning January 1, 2014 and have been adopted by the Company. The adoption of these standards did not have a material impact on these condensed consolidated interim financial statements.

Amendment to IAS 32, ‘Financial instruments: Presentation': This amendment updates the application guidance in IAS 32, ‘Financial instruments: Presentation', to clarify certain requirements for offsetting financial assets and financial liabilities on the balance sheet.

Amendments to IAS 36, ‘Impairment of assets': These amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

10

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

IFRIC 21, ‘Levies': This interpretation is on IAS 37 which sets out a criteria for recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event.

4.	Acquisition of Midas

On February 11, 2014, the Company acquired all of the outstanding shares of Newmont Midas Holdings Limited, which indirectly owns the Midas mine and ore milling facility located in Nevada (collectively “Midas”), from Newmont USA Limited, a subsidiary of Newmont Mining Corporation (“Newmont”) (the “Acquisition”). The aggregate purchase price totaled approximately $71.4 million, including 5,000,000 common share purchase warrants issued to Newmont with a 15-year term, subject to acceleration in certain circumstances, and an exercise price of $2.15. In addition, the Company was required to deposit $31.6 million (US$28.6 million) in reclamation bonds to replace Newmont's surety arrangements with Nevada and federal regulatory authorities.

The Acquisition was financed through the net proceeds of the following:

Equity: The Company completed a private placement on January 9, 2014 of 29.4 million subscription receipts at an issue price of $1.45 per subscription receipt for total gross proceeds of approximately $42.6 million. The subscription receipts automatically converted into common shares on a one-for-one basis in accordance with their terms upon closing of the Acquisition.

Gold Purchase Agreement: The Company entered into a Gold Purchase Agreement with a subsidiary of Franco-Nevada pursuant to which Klondex agreed to sell an aggregate of 38,250 ounces of gold to Franco-Nevada by December 31, 2018 at a pre-paid purchase price of US$33,763,640 in cash.

Royalty Agreement: The Company granted to a subsidiary of Franco-Nevada a 2.5% NSR royalty on the Fire Creek and Midas properties in consideration for the payment of an aggregate of US$1,236,360 in cash. Monthly royalty payments will commence in 2019, after the scheduled gold deliveries under the gold purchase agreement are completed. The receipt of the proceeds of the NSR was accounted for as a reduction to mineral properties during the period ended June 30, 2014.

Debt: The Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.00% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders.

The Company accounted for the acquisition as a business acquisition with the purchase price preliminarily allocated to the identifiable assets and liabilities acquired as presented below.

Purchase price
Cash	$63,670,033
Warrants	6,500,000
$70,170,033

11

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

Net assets acquired
Inventory	$2,043,837
Mining tax receivable	3,028,244
Mineral properties	22,344,574
Plant and equipment	61,319,126
Reclamation liability	(17,248,956)
Deferred tax liability	(1,316,792)
$70,170,033

This allocation is preliminary as the Company has not completed the valuation process. The allocation may be adjusted in future periods as additional information becomes available. In connection with the acquisition the Company may have acquired certain deferred tax assets and or liabilities which will be determined based on the final valuation. The Company recognized expenses of $2,257,018 related to the acquisition.

5.	Receivables

	June 30,	December 31,
	2014	2013
Tax receivable	$3,038,950	$-
Reclamation bond recovery (1)	7,473,200	-
Others	127,025	49,260
	$10,639,175	$49,260

(1)

During the second quarter of 2014, the Company entered into a collateral trust agreement with an insurance company whereby surety bonds totaling US$28,070,645 were issued to federal and state agencies to replace cash bonds paid in connection with the acquisition of the Midas mine and ore milling facility. Under the terms of the agreement the Company paid a fee of 1.25% of the total surety bond amount in order to receive the surety bonds and US$7,000,000 of free cash flow. At June 30, 2014, this amount was reclassified from reclamation bonds to receivables in the statement of financial position. The Company received the funds in July 2014.

6.	Inventories

	June 30,	December 31,
	2014	2013
Supplies	$2,142,022	$-
In-process	8,998,210	-
Finished goods	4,001,994	-
	$15,142,226	$-

Cost of inventories recognized as an expense in cost of sales for the three and six months ended June 30, 2014 were $25,371,431 and $27,323,416, respectively.

12

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

7.	Mineral Properties, Plant and Equipment

			Exploration
	Mineral	Plant and	and evaluation
	properties	equipment	assets	Total
Cost
Balance at January 1, 2014	$-	$3,765,811	$93,420,809	$97,186,620
Acquisition of Midas	22,344,574	61,319,126	-	83,663,700
Additions	9,510,859	1,009,794	919,400	11,440,053
Recoveries	(4,595,947)	-	-	(4,595,947)
Reclassifications	94,340,209	-	(94,340,209)	-
Foreign exchange	(669,005)	(2,047,578)	-	(2,716,583)

Balance at June 30, 2014	120,930,690	64,047,153	-	184,977,843

Accumulated depreciation and depletion
Balance at January 1, 2014	-	1,612,288	-	1,612,288
Additions	8,564,955	2,851,327	-	11,416,282
Disposals	-	-	-	-
Foreign exchange	(257,005)	(87,859)	-	(344,864)
Balance at June 30, 2014	8,307,950	4,375,756	-	12,683,706
Net book value at June 30, 2014	$112,622,740	$59,671,397	-	$172,294,137

8.	Reclamation Bonds

	June 30,	December 31,
	2014	2013
Midas	$22,495,020	$-
Fire Creek	769,247	445,809
	$23,264,267	$445,809

9.	Accounts Payable and Accrued Liabilities

	June 30,	December 31,
	2014	2013

Trade accounts payable	$7,106,256	$4,189,643
Accrued liabilities	4,532,855	981,047
Interest payable	7,639	624,822
	$11,646,750	$5,795,512

13

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

10.	Related Party Transactions

Amounts owing to directors and officers of $238,323 (December 31, 2013 - $662,426) are non- interest bearing, unsecured, and payable upon demand.

The Company's directors and officers are considered key management personnel and their compensation comprises the following:

	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013
Salaries, bonuses and fees paid to directors and officers	$391,590	$303,208	$857,706	$574,018
Share-based payments incurred with directors and officers	133,634	188,329	133,634	299,868
Consulting fees paid to a former officer	-	33,393	-	63,038
	$525,224	$524,930	$991,340	$936,924

11.	Obligations Under Gold Purchase Agreement

On February 11, 2014, the Company entered into a gold purchase agreement with Franco-Nevada Corporation for US$33.8 million. Pursuant to the terms, gold deliveries would be made at the end of each month with the first delivery date on June 30, 2014. Gold deliveries would cease when the delivery of 38,250 ounces is completed by December 31, 2018. Minimum scheduled deliveries of gold consisting of equal monthly installments by year per the agreement are as follows:

Year	Ounces
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Company has accounted for the agreement as a loan with an embedded derivative that meets the “own use” exception and is therefore not marked to market. The loan is recorded at amortized cost using the effective interest method. At June 30, 2014, the current and long-term portions due were $7,230,601 and $28,666,973, respectively.

During the three months ended June 30, 2014, the Company delivered 964.5 ounces of gold in accordance with the terms of the agreement.

12.	Loans Payable

		June 30,	December 31,
		2014	2013
Senior unsecured loan	(a)	$-	$7,000,000
Senior secured facility, current portion	(b)	906,355	-
Senior secured facility, long-term portion	(b)	20,829,982
		$21,736,337	$7,000,000

14

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

(a)	Senior unsecured loan

On January 4, 2013, the Company completed a $7,000,000 placement of 9% Senior Unsecured Notes (“Notes”) due January 5, 2015, which were issued to investors at 98.0% of the principal amount. Investors in the Notes offering received a total of 525,000 warrants, each entitling the purchase of one common share at a price of $1.55 for a period of 18 months following their date of issue.

The Company had the option to repay the loan early at an amount of 102.5% plus any unpaid accrued interest. At December 31, 2013, the Company accelerated the accretion of all warrants and borrowing costs and reclassified the full face value of the Notes ($7,000,000) as a current liability. On February 11, 2014, the Company paid the loan in full, including the 2.5% penalty for early repayment.

(b)	Senior secured facility

On February 11, 2014 the Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.0% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders. The Company is required to make principal payments of $4 million per year payable in monthly equal monthly installments beginning in January 2015. Interest is payable monthly throughout the life of the debt.

The Company has the option to repay the loan at any time on or after February 11, 2015 subject to repayment penalties as listed below:

Date	Redemption penalty
February 11, 2015 to February 10, 2016 3	4%
February 11, 2016 to February 10, 2017	2%
February 11, 2017 to August 11, 2017	No penalty

13.	Derivative Liability Related to Gold Supply Agreement

On June 30, 2011 the Company entered into a gold supply agreement. Pursuant to this agreement the Company grants the buyer the right to purchase refined gold bullion during the term of the agreement subject to the terms and conditions of the agreement from the Fire Creek project for the five year period starting from the last day of February 2013. If the Company has not produced an aggregate of 150,000 ounces by February 28, 2018 the term will be extended until an aggregate of 185,000 ounces have been produced. The purchase price is the average settlement price of gold on the LBMA, PM Fix for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount is applicable through February 29, 2016. If the price per ounce is less than US$900 at any time the discount will be nil.

During the three and six months ended June 30, 2014, the Company received US$13,856,307 and US$16,881,221, for 10,667 and 13,106 ounces of gold, respectively, sold under the agreement.

15

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

The Company has classified this agreement as a derivative instrument measured at fair value in U.S. dollars. At June 30, 2014, the derivative value was $7,180,678. During the three and six months ended June 30, 2014, the Company recorded gains on the change in fair value of the derivative of $1,033,299 and $1,591,792, respectively.

14.	Decommissioning Provision

The Company's decommissioning provision is the result of drilling activities, underground tunneling, and other mine development activities at the Fire Creek and Midas properties. The Company estimated its decommissioning provision at June 30, 2014 based on a risk-free discount rate of 3.10% (2013 — 2.50%) and an inflation rate of 1.46% (2013 — 2.07%). Decommissioning is expected to begin in 2019 for Fire Creek and 2023 for Midas.

	June 30,	December 30,
	2014	2013
Balance at beginning of period	$1,193,628	$593,541
Acquisition of Midas	17,248,956	-
Change in provision	-	584,223
Accretion	217,619	15,864
Foreign exchange gain	(568,745)	-
Balance at end of period	$18,091,458	$1,193,628

15.	Share Capital

	a)	Common shares: unlimited common shares with no par value

	b)	Issued and outstanding share capital

	Number of
	shares	CAD
Balance at beginning of period	64,361,461	$92,085,867
Short term prospectus, net of costs	14,200,000	17,972,234
Shares issued for executive compensation	64,830	78,240
Stock options exercised	120,000	61,400
Warrants exercised	1,000,000	1,398,719
Balance at December 31, 2013	79,746,291	$111,596,460
Common shares issued, net of issuance costs	29,400,000	40,492,721
Shares issued for executive compensation	35,525	66,721
Stock options exercised	441,049	801,803
Compensation warrants exercised	1,060,856	1,773,316
Warrants exercised	1,655,843	2,380,011
Balance at June 30, 2014	112,339,564	$157,111,032

16

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

c)	Contributed Surplus

a.	Warrants outstanding

A summary of the Company's share purchase warrants activity is presented below:

		Weighted
		average
	Number of	exercise
	warrants	price
Outstanding and exercisable at December 31, 2012	17,105,849	$2.39
Financing
Warrants issued for Jones Gable bridge loan agreement	500,000	1.22
Warrants issued for K2 bridge loan agreement	500,000	1.19
Warrants issued for Senior Unsecured Debt	525,000	1.55
Brokers' warrants for Short-form Prospectus	568,000	1.43
Warrants exercised	(1,000,000)	1.21
Warrants expired	(5,330,700)	3.50
Brokers' warrants expired	(564,084)	2.50
Outstanding and exercisable at December 31, 2013	12,304,065	$1.80
Financing
Warrants issued with private placement offering	1,176,000	1.55
Warrants issued for Senior Secured Debt	3,100,000	1.95
Warrants issued for Acquisition of Midas	5,000,000	2.15
Warrants exercised	(1,655,843)	1.69
Compensation warrants exercised	(1,060,856)	1.35
Compensation warrants expired	(360)	1.35
Outstanding and exercisable at June 30, 2014	18,863,006	$2.00

A summary of the Company's outstanding warrants at June 30, 2014 is presented below:

		Weighted
		average	Weighted
Exercise	Number of	remaining	average	Number of
price per	warrants	contractual	exercise	warrants	Weighted
share	outstanding	life	price	exercisable	average life
$1.00 - $1.49	525,826	1.31	$1.43	525,826	1.31
$1.50 - $1.99	11,637,180	2.74	$1.78	11,637,180	2.74
$2.00 - $2.49	5,300,000	14.07	$2.17	5,300,000	14.07
$2.50 - $3.00	1,400,000	0.78	$2.76	1,400,000	0.78
$1.00 - $3.00	18,863,006	5.74	$1.95	18,863,006	5.74

17

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

The average fair value of each warrant issued is estimated on the issue date using the Black-Scholes option-pricing model with the following weighted average assumptions at June 30, 2014 and 2013:

	2014	2013

Estimated life	9.34 years	1.5 years
Risk free interest rate	1.78%	1.14%
Volatility	49.15%	44.65%
Forfeiture rate	-	-

The estimated volatility was determined based on the historical share price volatility over the estimated life of the warrants.

b.	Options outstanding

The Company has adopted an incentive stock option plan (the “Plan”). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 15% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of ten years. The exercise price of options granted under the Plan will not be less than the 5 day Volume Weighted Average Price (VWAP) of the common shares at the date of grant. The vesting periods of options granted under the plan may vary at the discretion of the Plan Administrator.

A summary of the Company's stock options activity is presented below:

		Weighted
	Number of	average
	options	exercise price

Outstanding at December 31, 2012	4,694,896	$1.34
Options granted	3,174,708	1.42
Options exercised	(120,000)	0.88
Options expired	(418,000)	1.41
Options cancelled	(1,850,846)	1.28
Outstanding at December 31, 2013	5,480,758	1.41
Options granted	1,620,000	1.81
Options exercised	(441,049)	1.24
Options cancelled	(50,001)	1.34
Outstanding at June 30, 2014	6,609,708	$1.52

18

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

A summary of the Company's outstanding stock options at June 30, 2014 is presented below:

		Weighted
		average	Weighted
Exercise	Number of	remaining	average	Number of
price per	options	contractual	exercise	options	Weighted
share	outstanding	life	price	exercisable	average life
$1.00 - $1.49	2,992,208	2.19	$1.30	2,357,403	2.34
$1.50 - $1.99	3,342,500	2.42	$1.64	1,240,834	2.34
$2.00 - $2.49	150,000	2.86	$2.20	50,000	2.86
$2.50 - $3.00	125,000	1.54	$2.53	125,000	1.54
$1.00 - $3.00	6,609,708	2.31	$1.51	3,773,237	2.33

The average fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions, during the six months ended June 30:

	2014	2013

Estimated life	2.64 years	3 years
Risk free interest rate	1.20%	1.16%
Volatility	45.68%	49.45%
Forfeiture rate	-	-

The estimated volatility was determined based on the historical share price volatility over the estimated life.

16.	Finance Charges

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Obligations under gold purchase Agreement	$1,700,764	$-	$2,606,802	$-
Senior secured facility	945,420	-	1,450,175	-
Accretion of decommissioning provisions	73,660	- -	143,959	- -
Other interest expense and income	6,036	-	35,040	-
	$2,725,880	$-	$4,235,976	$-

In 2013, finance charges were applied to the Fire Creek exploration and evaluation assets.

19

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

17.	Foreign Currency Gain

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Foreign exchange gain on obligation under gold purchase agreement	$1,356,463	$-	$1,356,463	$-
Other foreign exchange losses	(344,147)	-	(344,147)	-
	$1,012,316	$-	$1,012,316	$-

18.	Earnings (Loss) per Share

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Basic weighted average a Shares outstanding	111,390,375	64,425,272	109,338,086	64,418,153
Dilution adjustments:
Stock options(1)	1,434,716	-	1,428,222	-
Warrants(1)	1,086,912	-	1,052,444	-
Diluted weighted average shares outstanding	113,912,003	64,425,272	111,818,752	64,418,153

(1)

The impact of dilutive stock options and warrants was determined using the Company's average share price for the three and six months ended June 30, 2014 of $1.91 and $1.89, respectively. In 2013, there were no dilutive securities.

19.	Supplemental Cash Flow Information

The following significant non-cash transactions were recorded:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Financing activities
Warrants issued in connection with acquisition	$-	$-	$9,529,080	$94,982

20

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

20.	Segment Information

Following the acquisition of the Midas property and the advancement of the Fire Creek project into operations under the bulk sample permit, the Company's operations are now organized into three segments that are regularly reported to the Company's chief operating decision-maker, the Chief Executive Officer. The Company identified reportable segments as any operating unit that has total revenue, earnings, losses, or assets that exceed 10% of the total consolidated revenue, earnings, losses, or assets. The table below summarizes the segment information:

			Corporate
	Fire Creek	Midas	and other	Total
Three months ended June 30, 2014
Revenue	$25,267,667	$11,176,719	$-	$36,444,386
Production costs	10,059,439	8,663,132	-	18,722,571
Depreciation and depletion	5,345,215	1,303,645	-	6,648,860
Gross profit	9,863,013	1,209,942	-	11,072,955
General and administrative expenses	87,621	87,621	1,999,231	2,174,473
Earnings (loss) from operations	$9,775,392	$1,122,321	$(1,999,231)	$8,898,482
Capital expenditures	$3,004,425	$3,698,962	$416,682	$7,120,070

Six months ended June 30, 2014

Revenue	$25,267,667	$13,803,292	$-	$39,070,959
Production costs	10,059,439	10,338,203	-	20,397,642
Depreciation and depletion	5,345,215	1,580,559	-	6,925,774
Gross profit	9,863,013	1,884,530	-	11,747,543
General and administrative expenses	87,621	87,621	4,228,188	4,403,430
Earnings (loss) from operations	$9,775,392	$1,796,909	$(4,228,188)	$7,344,113
Capital expenditures	$5,654,930	5,330,567	454,555	11,440,053

Total assets at June 30, 2014	$101,817,641	$132,324,012	$3,558,539	$237,700,192

21

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

			Corporate
	Fire Creek	Midas	and other	Total
Three months ended June 30, 2013
Revenue	$-	$-	$-	$-
Production costs	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit	-	-	-	-
General and administrative expenses	223,355	-	567,288	790,637
Earnings (loss) from operations	$(223,355)	-	$(567,288)	$(790,637)
Capital expenditures	$6,210,022	-	-	$6,210,022

Six months ended June 30, 2013

Revenue	$-	$-	$-	$-
Production costs	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit	-	-	-	-
General and administrative expenses	513,097	-	1,262,002	1,775,099
Earnings (loss) from operations	$(513,097)	$-	$(1,262,002)	$(1,775,099)
Capital expenditures	$12,736,218	$-	$-	$12,736,218

Total assets at December 31, 2013	$97,098,232	$-	$12,753,412	$109,851,644

21.	Financial Instruments

a)	Credit risk

Credit risk arises from the non-performance by counter parties of contractual financial obligations. The Company maintains its cash with major banks and financial institutions. The Company manages credit risk for trade receivables through credit monitoring processes and by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

b)	Interest rate risk

At June 30, 2014, the Company was not subject to or exposed to any material interest rate risk. See note 12 for interest rates on loans outstanding.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they fall due. The Company manages this risk through management of its capital structure. Based on management's and the Board of Director's review of ongoing operations, the Company may revise the timing of capital expenditures, issue equity and/or pursue other loan facilities.

The Company's current assets exceed current liabilities by approximately $22.1 million at June 30, 2014. The Company enters into contractual obligations in the normal course of business operations. Management believes the Company's requirements for capital expenditures, working capital and ongoing commitments can be financed from existing cash, from gold and silver sales from operations of Fire Creek and Midas and by acquiring new loans or equity.

22

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Unaudited and expressed in Canadian dollars)

d)	Fair value hierarchy

Financial instruments recorded at fair value on the Consolidated Statements of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

i.	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
ii.	Level 2 — Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
iii.	Level 3 — Input for assets and liabilities that are not based on observable market data.

At June 30, 2014, the Company had a derivative instrument classified as a liability in the consolidated statements of financial position of $7,180,678. The derivative falls within level 2 of the fair value hierarchy. See note 13 for additional information regarding the valuation techniques and inputs used in determining the fair value of the derivative.

Financial instruments that are not measured at fair value on the statement of financial position are cash, receivables, reclamation bonds, accounts payable, due to related parties and loans payable. The fair value of these financial instruments approximates their carrying value due to their short term nature.

22.	Contingencies

During the year ended December 31, 2012, two directors of the Company resigned and the controller/secretary of the US subsidiary was terminated for cause. Subsequent to the directors' resignations, the Company determined that each individual breached certain duties and would be terminated for cause retroactive to June 27, 2012. Accordingly, certain termination benefits of US$903,000, which may have been payable under the employment contracts, have not been recorded in the accounts at June 30, 2014. Two of the former directors filed claims against the Company to reinstate his stock options. The outcome of the claims cannot be determined at this time.

23.	Subsequent events

On July 30, 2014, the Company completed the Offering for aggregate gross proceeds of $16,100,000. Under the Offering, the Company issued and sold 8,050,000 common shares, which included an over-allotment of 1,050,000 common shares, at a price of $2.00 per common share. The underwriters received a total of $665,000 cash commission, representing 5% of the gross proceeds of the Offering, excluding $2,800,000 from subscriptions by purchasers on the president's list. As additional compensation, the Company granted the underwriters an aggregate of 266,000 compensation warrants, being an amount equal to 4% of the number of common shares sold, excluding the 1,400,000 common shares sold to purchasers on the president's list. The compensation warrants are exercisable at $2.25 per compensation warrant and may be exercised at any time during a period of 24 months following the closing date.

23